

April 6, 2012

<u>Via E-mail</u>
James M. Gower
Chief Executive Officer
Rigel Pharmaceuticals, Inc.
1180 Veterans Boulevard
South San Francisco, California 94080

> **Re:** **Rigel Pharmaceuticals, Inc.**
> **Schedule 14A**
> **March 30, 2012**
> **File No. 000-29889**

Dear Mr. Gower:

We have limited our review of the above proxy statement to the issue we have addressed in our comment. Please respond to this letter by providing the requested information. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note that you are seeking to increase the number of authorized shares of common stock from 100 million shares to 200 million shares. Please revise your disclosure to specify whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly available. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: David G. Peinsipp
        Cooley LLP
        101 California Street, 5th Floor
        San Francisco, CA 94111